EXHIBIT 21.1

LIST OF SUBSIDIARIES

Subsidiary	State or Jurisdiction of Incorporation or Organization

SCP Distributors LLC	Delaware
SCP Property Co.	Delaware
Alliance Packaging, Inc.	Delaware
SCP Barbados, Inc.	Barbados
Superior Pool Products LLC	Delaware
SCP Acquisition Co. LLC	Delaware
(doing business as SCP Distributors LLC and Superior Pool Products LLC)
SCP International, Inc.	Delaware
SCP Pool Holdings, B.V	Netherlands
SCP Pool, B.V	Netherlands
SCP (UK) Holdings Limited	United Kingdom
Norcal Pool Supplies Limited	United Kingdom
SCP (UK) Limited	United Kingdom
Garden Leisure Products Limited	United Kingdom
Swimming Pool Warehouse Limited	United Kingdom
South Central Pools (France), S.A.S	France
Jean Albouy SA	France